SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated September 1, 2010

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☒           Form 40-F   ☐

Enclosures:

Nokia stock exchange release dated August 11, 2010: Changes in Nokia Corporation’s own shares

Nokia stock exchange release dated August 20, 2010: Nokia to acquire Motally

Nokia Siemens Networks press release dated August 30, 2010: Future lies in “smart networks for smart devices”

NAVTEQ press release dated August 23, 2010: NAVTEQ Acquires NAVKEY

STOCK EXCHANGE RELEASE

August 11, 2010

Nokia Corporation
Stock exchange release
August 11, 2010 at 12:15 (CET +1)

Changes in Nokia Corporation’s own shares

Espoo, Finland - Based on previously announced decisions of the Board of Directors to issue shares held by the Company, 80 323 Nokia shares (NOK1V) held by the Company are today transferred to 46 participants of Nokia’s equity-based incentive plans as settlement in accordance with the plan rules.

Nokia Corporation

Media Enquiries:

Nokia
Communications
Tel. +358 7180 34900
Email: press.services@nokia.com

www.nokia.com

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PRESS RELEASE August 20, 2010

Nokia to acquire Motally

Optimized developer and publisher product offerings through mobile analytics functionality

Espoo, Finland - Nokia today announced it has signed an agreement to acquire Motally Inc., a privately-held US-based company. Motally’s mobile analytics service offers in-application tracking and reporting, and is designed to enable developers and publishers to optimize the development of their mobile applications through increased understanding of how users engage. The service offering is planned to be adapted for Qt, Symbian, Meego and Java developers, and Nokia plans to continue serving Motally’s existing customer base.

“The acquisition underpins Nokia’s drive to deliver in-application and mobile web browsing analytics to Ovi’s growing, global eco-system of developers and publishers, enabling partners to better connect with their customers and optimize and monetize their offering”,  said Marco Argenti, Vice President, Media, Nokia.

Motally currently employs a team of eight people.

The transaction is subject to customary closing conditions and is expected to close during the third quarter of 2010.

About Nokia

At Nokia, we are committed to connecting people. We combine advanced technology with personalized services that enable people to stay close to what matters to them. Every day, more than 1.2 billion people connect to one another with a Nokia device — from mobile phones to advanced smartphones and high-performance mobile computers. Today, Nokia is integrating its devices with innovative services through Ovi (www.ovi.com), including music, maps, apps, email and more. Nokia’s NAVTEQ is a leader in comprehensive digital mapping and navigation services, while Nokia Siemens Networks provides equipment, services and solutions for communications networks globally.

About Motally

Motally Inc. was founded in 2008 in San Francisco and has patent-pending technology to ensure accurate data collection and analytic reporting for publishers’ mobile sites.

FORWARD-LOOKING STATEMENTS

It should be noted that certain statements herein which are not historical facts are forward-looking statements, including, without limitation, those regarding: A) the timing of the deliveries of our products and services and their combinations; B) our ability to develop, implement and commercialize new technologies, products and services and their combinations; C) expectations regarding market developments and structural changes; D) expectations and targets regarding our industry volumes, market share, prices, net sales and margins of products and services and their combinations; E) expectations and targets regarding our operational priorities and results of operations; F) the outcome of pending and threatened litigation; G) expectations regarding the successful completion of acquisitions or restructurings on a timely basis and our ability to achieve the financial and operational targets set in connection with any such acquisition or restructuring; and H) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) the competitiveness and quality of our portfolio of products

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and services and their combinations; 2) our ability to timely and successfully develop or otherwise acquire the appropriate technologies and commercialize them as new advanced products and services and their combinations, including our ability to attract application developers and content providers to develop applications and provide content for use in our devices; 3) our ability to effectively, timely and profitably adapt our business and operations to the requirements of the converged mobile device market and the services market; 4) the intensity of competition in the various markets where we do business and our ability to maintain or improve our market position or respond successfully to changes in the competitive environment; 5) the occurrence of any actual or even alleged defects or other quality, safety or security issues in our products and services and their combinations; 6) the development of the mobile and fixed communications industry and general economic conditions globally and regionally; 7) our ability to successfully manage costs; 8) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Japanese yen and the Chinese yuan, as well as certain other currencies; 9) the success, financial condition and performance of our suppliers, collaboration partners and customers; 10) our ability to source sufficient amounts of fully functional components, sub-assemblies, software, applications and content without interruption and at acceptable prices and quality; 11) our success in collaboration arrangements with third parties relating to the development of new technologies, products and services, including applications and content; 12) our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products and services and their combinations; 13) our ability to manage our inventory and timely adapt our supply to meet changing demands for our products; 14) our ability to protect the complex technologies, which we or others develop or that we license, from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products and services and their combinations; 15) our ability to protect numerous Nokia, NAVTEQ and Nokia Siemens Networks patented, standardized or proprietary technologies from third-party infringement or actions to invalidate the intellectual property rights of these technologies; 16) the impact of changes in government policies, trade policies, laws or regulations and economic or political turmoil in countries where our assets are located and we do business; 17) any disruption to information technology systems and networks that our operations rely on; 18) our ability to retain, motivate, develop and recruit appropriately skilled employees; 19) unfavorable outcome of litigations; 20) allegations of possible health risks from electromagnetic fields generated by base stations and mobile devices and lawsuits related to them, regardless of merit; 21) our ability to achieve targeted costs reductions and increase profitability in Nokia Siemens Networks and to effectively and timely execute related restructuring measures; 22) developments under large, multi-year contracts or in relation to major customers in the networks infrastructure and related services business; 23) the management of our customer financing exposure, particularly in the networks infrastructure and related services business; 24) whether ongoing or any additional governmental investigations into alleged violations of law by some former employees of Siemens AG (“Siemens”) may involve and affect the carrier-related assets and employees transferred by Siemens to Nokia Siemens Networks; 25) any impairment of Nokia Siemens Networks customer relationships resulting from ongoing or any additional governmental investigations involving the Siemens carrier-related operations transferred to Nokia Siemens Networks; as well as the risk factors specified on pages 11-32 of Nokia’s annual report Form 20-F for the year ended December 31, 2009 under Item 3D. “Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Media Enquiries:

Nokia
Communications
Tel. +358 7180 34900
Email: press.services@nokia.com

Nokia
Communications, North America

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Tel. +1 972 894 4573
Email: communications.corp@nokia.com

www.nokia.com

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Press Release

Santander, Spain — August 30, 2010

Future lies in “smart networks for smart devices”

Nokia Siemens Networks’ CEO outlines telecoms transformation, also confirms unsolicited interest in company from private equity

Rajeev Suri, CEO of Nokia Siemens Networks, today outlined the company’s commitment to transforming mobile networks to cope with the explosion in smart devices. This commitment includes the creation of a “Smartphone Experience Lab” based in Telefónica premises in Madrid. Speaking at the 24th annual Spanish telecoms summit in Santander, Suri also took the opportunity to confirm that Nokia Siemens Networks had received unsolicited expressions of interest from private equity firms due to its recent business momentum.

“Smartphones are taking off everywhere, and Spain happens to be one of the fastest growing markets, outpacing Germany, Sweden, the UK and US,” Suri said. “Networks need to transform - now - to cope with the huge amounts of signalling and data traffic smart devices generate. Our approach is the only one that can cope with this explosion, while preparing operators for the fast-approaching roll-out of Long Term Evolution (LTE) networks.”

In reference to news that Nokia Siemens Networks has received enquiries from private equity firms seeking to invest, Suri said, “I take this unsolicited interest as a testament to the progress we are making.”

Suri noted that the company’s turnaround was well underway, with share gains in key segments, established leadership in next generation technologies such as LTE, improved financial performance, landmark new deals and its recent move to acquire the wireless infrastructure assets of Motorola.

Suri was addressing an audience of telecoms policy makers and business leaders in Santander, Spain on the unique challenges that the sudden proliferation of smart devices poses to mobile operators. Many always-on smartphone apps generate eight times as much signalling traffic as laptops with mobile connections. This can overload network elements so that they no longer support additional data or voice calls, degrading network quality. This phenomenon can be seen in many smartphone-heavy networks around the world and, unless addressed, could become increasingly common.

Expectations of smartphone users are also rising as a generation raised on always-on fixed broadband reach independence and expect to be connected wherever they are. As an example, of the current 500 million active users on Facebook, already more than 150 million use a mobile device to access the service, and these mobile users are twice as active as non-mobile users.*

“Finding ways to support the 10,000 percent increase in smartphone generated data traffic by 2015 is vital for operators worldwide,” explains Suri.

Nokia Siemens Networks has recently completed the London Experience Project with, optimizing Telefónica O2’s network by minimizing the signalling load. It has now been independently verified** as the fastest mobile broadband network in London.

Nokia Siemens Networks

Media Relations

PO Box 1

FI-02022 Nokia Siemens Networks

Suri also confirmed that Nokia Siemens Networks was working with Telefónica and Nokia on a joint initiative. The Smartphone Experience Lab was recently started in Telefónica premises in Madrid with its objective to find the ideal configuration between mobile handsets, applications and networks to minimize any negative network impact from smart devices, improve resource consumption as well as better handset and application performance, and to ultimately provide people with the best possible user experience. The outcomes from the Lab’s activities will include guidelines on the optimum network and handset configurations and application development.

The Smartphone Experience Lab comes under the scope of Telefónica’s overall smartphone activities, aimed at: improving customer experience when using smartphone applications, and anticipating, as far as possible, potential future issues due to new behaviour patterns caused by smartphones and related applications. To achieve its aims, Telefónica is closely working with third parties such as network and device vendors, including Nokia Siemens Networks and Nokia, as well as other operators.

About Nokia Siemens Networks

Nokia Siemens Networks is a leading global enabler of telecommunications services. With its focus on innovation and sustainability, the company provides a complete portfolio of mobile, fixed and converged network technology, as well as professional services including consultancy and systems integration, deployment, maintenance and managed services. It is one of the largest telecommunications hardware, software and professional services companies in the world. Operating in 150 countries, its headquarters are in Espoo, Finland. www.nokiasiemensnetworks.com

Talk about Nokia Siemens Networks’ news at http://blogs.nokiasiemensnetworks.com and find out if your country is exploiting the full potential of connectivity at http://connectivityscorecard.org

Media Enquiries

Nokia Siemens Networks

Vitaliano Vitale

Marketing and Communications South Europe

Mobile: +39 335 8215046

E-mail: vitaliano.vitale@nsn.com

Media Relations

Phone: +358 7180 31451

E-mail: mediarelations@nsn.com

Notes to editors:

For additional information, please see this webpage:

http://www.nokiasiemensnetworks.com/portfolio/products/mobile-broadband/smart-networks-for-smart-devices

* Statistics from Facebook: http://www.facebook.com/press/info.php?statistics

** The tests, undertaken in January 2010, showed that O2’s network offers the fastest mobile web access in London, according to testing company SIRODA. The tests were independently verified by the British Approvals Board for Telecommunications.

FOR IMMEDIATE RELEASE

Editorial Contacts:

Karin Charles	Latiffe Ghanem
NAVTEQ	for Edelman
Tel: 312-894-7472	Tel:	305.358.8043
e-M: karin.charles@navteq.com	e-M:	latiffe.ghanem@edelman.com

NAVTEQ Acquires NAVKEY

Acquisition signals commitment to provide quality map coverage and products for Argentina.

Buenos Aires— August 23, 2010— NAVTEQ, the leading global provider of maps, traffic and location data enabling navigation, location-based services and mobile advertising around the world, announced today that it has acquired NAVKEY, the leading provider of digital map data for the Personal Navigation Device (PND) market in Argentina.  The acquisition will provide NAVTEQ with full use and rights to NAVKEY’s digital map assets licensed under the NAVIAR brand.

The acquisition will enable NAVTEQ which provides quality navigable maps for 81countries, including Argentina, to incorporate NAVKEY’s digital map data to the global industry leading NAVTEQ® map.  The result will be a premier map that enables NAVTEQ customers to develop navigation and location-based applications that not only utilize highly accurate map data, but a variety of products, such as NAVTEQ™ Voice and visual content that enhance the navigation experience.

“The opportunity for development of navigation and location-based services in Argentina is growing exponentially”, stated Helder Azevedo, general director- Latin America, NAVTEQ.  “By providing customers with high quality products that have the potential to increase the utility of these applications and services we are supporting not only our customers’ goals but bringing new levels of experiences to end-users.”

NAVTEQ has 30 employees located in Argentina.  In addition to collection and production support, technical customer support is available in the Argentine office to assist customers in working with

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the NAVTEQ map database.  Because NAVTEQ standardizes their map database to a single global data specification, customers can more easily reinvest development efforts used for bringing product to market for Argentina into applications to enter markets in other countries. This becomes extremely useful in South America where in addition to Argentina NAVTEQ provides maps for Brazil, Chile, Colombia, French Guiana, Peru, Uruguay and Venezuela.

About NAVTEQ

NAVTEQ is the leading global provider of maps, traffic and location data (digital location content) enabling navigation, location-based services and mobile advertising around the world.  NAVTEQ supplies comprehensive digital location content to power automotive navigation systems, portable and wireless devices, Internet-based mapping applications and government and business solutions.  The Chicago-based company was founded in 1985 and has approximately 4700 employees located in 204 offices in 46 countries.

NAVTEQ and NAVTEQ Voice are trademarks in the U.S. and other countries. All rights reserved.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 1, 2010		Nokia Corporation

	By:	/s/ Kaarina Ståhlberg
Name: Kaarina Ståhlberg
Title: Assistant General Counsel